UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the  Securities  Exchange  Act  of 1934
                      and Rule 13a-17 or 15d-17 thereunder

                       Integrated Device Technology, Inc.
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                 (Exact name of issuer as specified in charter)

                2975 Stender Way, Santa Clara, California 95054
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                    (Address of principal executive offices)

Issuer's telephone number, including area code       (408) 727-6116
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security     5 1/2% Convertible Subordinated Notes due 2002
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2. Number of shares outstanding before the change
                                     $201.3 million principal amount outstanding
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3. Number of shares outstanding after the change
                                     $186.3 million principal amount outstanding
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4. Effective date of change       January 18, 1996 through January 23, 1996
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5. Method of change:

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                               Repurchase by Issuer
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Give brief description of transaction
                        Issuer repurchased $15 million of its 5 1/2% Convertible
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Subordinated Notes due 2002 between January 18, 1996  and  January 23, 1996, for
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approximately $12 million.
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                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change         Not applicable
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2. Name after change            Not applicable
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3. Effective date of charter amendment changing name     Not applicable
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4. Date of shareholder approval of change, if required   Not applicable
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DATE  January 26, 1996            /s/ Jack Menache
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                                      (Officer's signature & title)
                                  Jack Menache
                                  Vice President, General Counsel and Secretary